510 Burrard St, 3rd Floor
Date: June 22, 2012	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PACIFIC RIM MINING CORP

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	20/07/2012
Record Date for Voting (if applicable) :	20/07/2012
Beneficial Ownership Determination Date :	20/07/2012
Meeting Date :	06/09/2012
Meeting Location (if available) :	TBA

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	694915208	CA6949152087

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for PACIFIC RIM MINING CORP